EXHIBITS FOR SUB-ITEM 77C and 77M - RPF

77C and 77M

The Board of Directors of Cohen & Steers Premium Income Realty Fund, Inc.
(the "RPF") initially called a special meeting of shareholders (the "Meeting") to be held on October 22, 2009. The Meeting was called in order to vote on the merger of the RPF with and into Cohen & Steers Quality Income Realty Fund, Inc. (the "Merger"). The Meeting was adjourned until November 24, 2009 in order to solicit additional votes. On November 24, 2009, stockholders of the RPF approved the Merger. The description of the proposal and number of shares voted are as follows:

Common Shares
	Shares
Voted
For	Shares
Voted Against
Authority Withheld
To approve merger of the Fund with and into Cohen & Steer Quality Income Realty Fund, Inc. in accordance with Maryland General Corporation Law
16,609,352.07	879,062.27	462,233.23

On June 29, 2009, the Boards of Directors of RPF and Cohen & Steers Quality Income Realty Fund, Inc. ("RQI") approved a proposal, subject to approval by the relevant fund's shareholders, to merge RPF with and into Cohen & Steers Quality Income Realty Fund, Inc. in accordance with the Maryland General Corporation Law. The purpose of the transaction was to combine funds managed by the investment manager with comparable investment objectives and strategies. After the close of business on December 18, 2009, the RQI acquired all of the assets and liabilities of RPF with the investment portfolio constituting the principal asset. The acquisition was accomplished by a tax-free exchange of 32,011,316 shares of RPF worth $214,761,871 for 29,980,262 shares of RQI.